Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com


                                December 16, 2005


Kathleen Krebs, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Marine Growth Ventures, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-128077
                  Filed September 2, 2005


     Dear Ms. Krebs:

         This firm represents Marine Growth Ventures, Inc. (the "Company") in the above-referenced matters. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your September 2, 2005 comment letter:

1. We note that you have "entered into a term sheet" for the sale of $2.2 million principal amount of secured convertible notes and $5 million Standby Equity Distribution Agreement Please disclose the material terms of the proposed sale of secured convertible notes and the Standby Equity Distribution Agreement. For example, describe the classes of securities underlying the notes and issuable pursuant to the Standby Equity Distribution Agreement. Disclose the formulas for determining the number of shares issuable; indicate whether these formulas are based on market prices. Disclose the updated status of this financing and state whether the company expects the financing to be complete by the time of the resale.

         Please file the Standby Equity Distribution Agreement and the notes, if available. Provide us with copies of the "term sheet" for the secured convertible notes and the Standby Equity Distribution Agreement. In your response letter, identify the investors involved with the sale of the secured convertible notes and the Standby Equity Distribution Agreement. Indicate whether any of the selling shareholders are related to these investors. Confirm that the current registration statement is not intended to cover the issuance of shares underlying the secured convertible notes and issuable pursuant to the Standby Distribution Agreement.

         Response

         The Company has terminated the term sheet and accordingly the registration statement has been revised to remove references to such.

2. Please avoid defining terms that are clear from context (e.g., "Common Stock" "we," "Marine Growth") or unnecessarily capitalizing the initial letters of easily understood terms (e.g.. "Prospectus"). Please do not use all-capitalized text in your prospectus. Please revise throughout the prospectus.

         Response

         We have revised the registration statement to avoid defined terms and unnecessary capitalization.

3. In general, the prospectus's discussion of your business should focus on only current operations that have generated revenues or proposed operations that are reasonably likely to occur in the near future. To that end, your disclosure should clearly identify and discuss each step that must be taken before the services can be offered and any appreciable amount of revenues is generated. The specific timing and funding requirements for each step must be disclosed clearly. For each type of business operations that the company intends to conduct, you must indicate the current status of the operations. Please revise accordingly.

         Response

         We have revised the registration statement to focus the discussion of the Company's business on its current operations and those likely to occur in the near future.

4. State whether any of the subsidiaries currently conducts operations. Based on your disclosure it appears that only Sophlex Ship Management, Inc. conducted any operations, with its sole contract no longer expected to generate any revenues. If none of your subsidiaries are currently conducting meaningful business operations, please disclose this fact clearly.

         Response

         We have revised the registration statement to clarify that currently Sophlex Ship Management, Inc. is our only subsidiary conducting meaningful business operations.

Prospectus Summary, page 6

5. Indicate with specificity when the company intends to take the steps necessary for quotations on the OTC Bulletin Board, such as contacting market-makers.

         Response

         We have revised the registration statement to indicate the steps being taken by the Company for quotations on the OTC Bulletin Board.

6. Please briefly explain why the company is registering the shares for resale and, as a result, subjecting itself to the Exchange Act reporting obligations. For example, is the company registering the resale due to a registration tights agreement with the selling shareholders? Is the company registering the resale in order to enter into the standby equity distribution agreement and secured convertible notes agreement? Or are there other business purposes for this resale?

         Response

         We have revised the registration statement to explain why the Company is registering the shares for resale.

Risk Factors, Page 7

7. Please revise your subheadings so that they better describe the risks discussed. Currently, some of your subheadings simply state facts about the company or are so generic that they could apply to any company. Examples include "Limited indications of acceptability of our cruise timeshare concept" and "We are dependent upon key personnel an consultants." The revised subheadings should clearly convey the risk and the result of the risk as it specifically applies to the company.

         Response

         We have revised the subheadings to the Company's risk factors to the extent necessary to clearly convey the risk and the result of the risk as it specifically applies to the Company.

8. Many of your risk factors are generic disclosure that could apply to any company. Please revise so the risk factors explain the risks as they specifically apply to your company. Additional clarity and more detailed factual disclosure should also be provided where appropriate. The following are some examples of disclosure that require revision:

         o There is no guarantee that we will be able to acquire or finance a cruise vessel page 7 - identify and discuss, in a meaningful way, the reasons why you may not "successfully obtain and refurbish" a cruise vessel;

         o There is no guarantee that we will complete an agreement with Cruise Timeshare Two, Inc., page 7 - disclose the current status of your efforts to complete an agreement with Cruise Timeshare Two, Inc and discuss the reasons why you may not be able to "successfully obtain this agreement;"

         o Additional financing will be necessary., page 7 - quantify, if known, the amount of additional financing that management currently expects the company will need in the near future and the "financing" you will need to raise in the future to fund your operations, as discussed on page 8;

         o     If we fail to maintain effective internal controls..., page 8
               - revise so that the discussion addresses the company's specific situation (for example, has the company encountered deficiencies in its internal controls? Does the fact that it is a relatively new company increase the risk that it has deficiencies in its internal controls?);

         o A downturn in economic conditions..., page 8- describe in greater detail the nature of the "cyclical variation" in the vacation and leisure industry and explain more clearly how this variation can affect your company's financial performance;

         o We have a limited operating history.. ., page 8 - explain more clearly why there can be "no assurance" that your proposed operations will be implemented successfully and why you "will not be able to effectively implement [your) business plan;" identify and describe "all risks inherent in a new business," "delays," and "other problems" that may affect your company's business;

         o We may be unable to manage our growth .., page 8 - explain more clearly why you "may not be able to expand [your] product and service offerings, [your] client base and markets, or implement the other features of [your] business strategy at the rate or to the extent presently planned;" arid

         o We are controlled by current officers..., page 10 - explain more clearly the risks to investors.

         Response

         We have revised the Company's risk factors to explain the risks as they specifically apply to the Company and to provide detailed factual disclosure where appropriate.

9. In your response letter, please tell us whether the company expects its common stock to be considered a "penny stock." If so, explain in the risk factor section how the penny stock restrictions will limit shareholders' ability to resell the common stock.

         Response

         We expect that the Company's common stock will be considered a "penny stock" and accordingly have revised the registration statement to include an appropriate risk factor.

We have a history of operating losses. . . , page 7

10. Please quantify the operating losses incurred since inception. In addition, the discussion is overly generic; please describe the "products" and "proposed products" that you intend to "discover and develop" and for which you intend to obtain "regulatory approval" amid enter into "agreements."

         Response

         We have revised the Company's risk factor to quantify the operating losses incurred and clarify the operations that our profitability is dependent on.

11. Please disclose clearly that your auditor has issued a going-concern opinion.

         Response

         We have revised the Company's registration statement to clearly disclose that the Company's auditor have issued a going-concern opinion.

There is no guarantee that we will complete an agreement with Cruise Timeshare Two, Inc., page 7

12. Please file the agreement with Cruise Timeshare Two, Inc., if available. If not, please tell us when you expect the agreement to be complete.

         Response

         As indicated in the revised registration statement, the Company anticipates executing the agreement with Cruise Timeshare Two, Inc. after it has entered into a contract to purchase a cruise vessel.

Limited indications of acceptability...., page 9

13. Please clarify what you mean by the statement that you "received limited indications as to the commercial acceptability of [your] cruise timeshare program and fees."

         Response

         We have revised the Company's registration statement to clarify what was meant by the statement that the Company "received limited indications as to the commercial acceptability of cruise."

There is currently no public market for our common stock...,  page 10

14. Because the OTC Bulletin Board is a dealer system, please revise to clarify that the company will seek to have market-makers provide quotations for the common stock and it is possible that no market-maker may want to provide such quotations. Please discuss the relatively limited liquidity in the OTC Bulletin Board market as compared to other public trading markets.

         Response

         We have revised the Company's registration statement to clarify that the Company will seek to have market-makers provide quotations for the common stock and it is possible that no market-maker may want to provide such quotations. In addition, we have provided a discussion of the relatively limited liquidity in the OTC Bulletin Board market as compared to other public trading markets

Management's Discussion and Analysis. . . , page 11

Background, page 11

15. You state here that you conduct your operations primarily through your wholly-owned subsidiary, Sophlex Ship Management. Reconcile this statement with the statement on page 6 that you operate through five wholly-owned subsidiaries. Your revised disclosure should give readers a better sense of each subsidiary's activities and the relative importance of each subsidiary to the company's overall business. Revise the Business and prospectus summary sections accordingly.

         Response

         We have revised the Company's registration statement to clarify that the Company's current operations are conducted primarily through Sophlex Ship Management.

16. Your Background discussion should provide a clearer overview of your company's business. To that end, please describe more clearly the business activities that the company is currently conducting. Explain what kinds of "opportunities" the company is pursuing in cruise timeshares, as well as the "other opportunities in the shipping industry?' We note, for example, a reference to "consulting" fees on page 12.

         Response

         We have revised the Company's registration statement to provide a clearer overview of the Company's business.

Liquidity and Capital Resources, page 12

17. Please clarify what you mean by "overdraft of $5,868" and describe the factual circumstances surrounding this overdraft.

         Response

         We have revised the Company's registration statement to clarify what was meant by an "overdraft of $5,868" and to describe the factual circumstances surrounding this overdraft.

18. Please identify the "outstanding debt obligation" that was repaid with the proceeds of your May 2005 private offering.

         Response

         We have revised the Company's registration statement to identify the "outstanding debt obligation" that was repaid with the proceeds of the Company's May 2005 private offering.

Plan of Operation and Financing Needs, page12

19. State when the company expects to acquire a cruise vessel. Disclose any steps that must be taken, or conditions that must be satisfied, before the company can acquire this vessel (e.g., entering into the Standby Equity Distribution Agreement). Indicate, if known, when the company intends to acquire any additional vessels. Also state whether the company has identified the vessel it wishes to acquire.

         Response

         We have revised the Company's registration statement to provide additional information in connection with the proposed acquisition of a cruise vessel by the Company.

20. We note that management estimates that the vessel will cost between $4 million and $6 million. Explain how management determined this price range. Disclose the anticipated cost of refurbishing the vessel.

         Response

         The management of the Company was able to arrive at its estimate due to its worldwide network of marine contacts including brokers, ship owners, shipyards and captains, as well as an internet search which provided management with a good indication of all suitable ships available for sale or charter. Furthermore, we have revised the Company's registration statement to discuss the ship which management has identified for purchase and to disclose the anticipated cost of refurbishing the vessel.

21. Please discuss the costs of being a public company after the completion of this offering. Disclose the anticipated costs, the expected sources of funds, and effect on the company's overall liquidity.

         Response

         We have revised the Company's registration statement to discuss anticipated costs of being a public company, the expected sources of funds, and effect on the company's overall liquidity.

22. Please indicate whether management expects loans from its stockholders to continue to be a source of liquidity in the future. Please file any written loan agreements as exhibits.

         Response

         We have revised the Company's registration statement to indicate that management does expect loans from the Company's stockholders to continue to be a source of liquidity in the future. We do not currently have any written loans agreements which need to be filed as exhibits to the registration statement.

23. Please list in a clear manner all expected sources of liquidity. It appears from your disclosure that the only expected sources of liquidity are the Standby Equity Distribution Agreement and sale of secured convertible notes. If so, please state so clearly. Discuss in a useful manner management's current expectations with respect to future cash flow from operations. It appears that, with the burning of the Rivera I, the company has no known source of operating revenues. Discuss how management's business plans (e.g., plans to purchase a cruise ship) will change or be curtailed if the expected liquidity proves to be insufficient (e.g., explain how management would react if the Standby Equity Distribution Agreement is not completed). This discussion should not be limited to only a statement that the company may "seek additional financing in the future." Indicate the likelihood that the company will be able to draw down any meaningful funding from the Standby Equity Distribution Agreement

         Response

         We have revised the Company's registration statement to discuss expected sources of liquidity and to remove references to the Standby Equity Distribution Agreement.

Results of Operations, page 13

Year Ended December 31, 2004 and Period from November 6, 2003...., page 13

24. Please quantify the amount of the increase in revenues derived from the acquisition of Sophlex Ship Management, Inc. and the amount of increase derived from the "consulting fees" from "related parties." Your revised disclosure should identify the factors contributing to a particular financial result and quantify the effect of each identified factor. Known trends and uncertainties, such as the impact of the loss of the Rivera I, should be discussed in detail. Apply similar revisions throughout the MD&A section, as applicable.

         Response

         We have revised the Company's registration statement to identify the factors contributing to a particular financial result and quantify the effect of each identified factor.

25. Disclose the nature of the "consulting fees" received during this period. Identify the "related parties" and describe the consulting services provided. Any relevant written agreements should be filed as exhibits.

         Response

         We have revised the Company's registration statement to disclose the nature of the "consulting fees" received and identify the "related parties" and describe the consulting services provided. There are no written agreements to be filed as exhibits.

Critical Accounting Policies, page 14

26. Please identify the customer that accounted for 66% of the revenue. Identify the two related parties who are the company's customers. Indicate in the appropriate section whether these customers are expected to generate similar levels of revenues in the future. Any written agreements with significant customers or related parties should be filed as exhibits.

         Response

         We have revised the Company's registration statement to identify the requested customers of the Company and indicate whether such customers are expected to generate similar levels of revenues in the future. There are no written agreements to be filed as exhibits.

Business, page 14

27. In your response letter, please tell us the address of your website. Consider disclosing this information in your registration statement. See item l0l(c)(3) of Regulation S-B.

         Response

         The Company's website is http://www.marinegrowthventures.com and we have revised the registration statement to disclose such.

28. Please disclose the consideration paid for your acquisition of Sophlex Ship Management, Inc. The notes to the financial statements indicate that $12,500, in the form of 1,000,000 common shares, were paid. In your response letter, explain how the parties determined the amount of consideration.

         Response

         We have revised the Company's registration statement to provide that the purchase price paid by the Company for the acquisition of Sophlex Ship Management, Inc. was 1,000,000 shares of its common stock. At the time of the acquision both the Company and Sophlex were private companies and mutually agreed on the purchase price as the appropriate consideration for the transaction. It should be noted that at the time of acquisition, Sophlex had only one customer.

Overview of Business, page 14

29. We note that the Rivera I burned down and no revenues are expected from this contract. Indicate whether Sophiex Ship Management, Inc., has contracts with any operating ships. If not, then disclose this fact clearly and prominently in the Risk Factors and prospectus summary sections. In addition, state the number of ships for which you have provided management services in the past. If the Rivera I was the only ship for which you provided services, clearly disclose this fact.

         Response

         We have revised the Company's registration statement to provide a risk factor indicating that we currently have no contracts with any operating ships to provide services and to state the number of ships for which the Company has provided management services for in the past.

30. Please indicate whether and when management is planning to eventually shift the company's focus from the ship crewing and management service business to the cruise timeshare business.

         Response

         We have revised the Company's registration statement to clarify that the Company will not be shifting the focus of its business, but intends to expand its current operations.

31. Please explain the significance of being an "International Safety Management Code-certified company holding a Document of Compliance issued by the American Bureau of Shipping."

         Response

         We have revised the Company's registration statement to explain the significance of being an "International Safety Management Code-certified company holding a Document of Compliance issued by the American Bureau of Shipping."

32. Refer to page 15. Clarify the nature of the "other entities" to whom you provide crews upon request. Your revised disclosure should give a clearer idea of the nature of your typical customers.

         Response

         We have revised the Company's registration statement to clarify the nature of the "other entities" to whom the Company provides crews upon request.

33. Provide support for the characterization of your crews as "well-trained" and "highly-motivated." Otherwise, revise the characterizations as your beliefs. This comment also applies to your characterization of the cruise timeshare industry as "innovative."

         Response

         We have revised the Company's registration statement to support and modify the Company's characterization of its crews and the cruise timeshare industry.

34. Please state whether the company pays any form of consideration to the employment agencies from whom the company obtains its crews. Explain how the crews obtained from these agencies are compensated. For example, clarify whether the company or the employment agencies are responsible for the crews' compensation. Indicate whether the monthly operating costs disclosed on page 12 include the cost of compensating the crews.

         Response

         We have revised the Company's registration statement to state how the employment agencies and the crews obtained from such agencies are compensated.

35. Please disclose the extent to which you have provided each type of management services you list in bullet points and discuss in the text on page 15. If you have not provided particular services to date, disclose this fact clearly.

         Response

         We have revised the Company's registration statement to disclose the extent to which the Company has provided its various listed types of management services.

36. Please state the current number of "short-term agreements" for providing specific management services." If none, please disclose this fact clearly.

         Response

         We have revised the Company's registration statement to disclose the fact that the Company has no agreements for providing management services.

37. Explain in greater detail how the company "assist[s] in arranging for the client's financing needs." Describe the nature and source of the "financing" that the company will provide. To that end, describe the $2,000,000 financing that the company procured, as mentioned on page
         16. In addition, describe how you generate revenues from this service.

         Response

         We have revised the Company's registration statement to provide greater detail of the Company's financing services.

38. Please explain the terms "pre-sale condition" and "pre-scrapping condition." Also explain what means to "convert the ship."

         Response

         We have revised the Company's registration statement to explain the terms "pre-sale condition" and "pre-scrapping condition" and to explain what it means to "convert the ship."

39. Please explain how you "assist" a customer in obtaining a vessel. Describe the nature of the "conversion management" services you provide.

         Response

         We have revised the Company's registration statement to explain how the Company will "assist" a customer in obtaining a vessel and to describe the nature of the "conversion management" services provided by the terms "pre-sale condition" and "pre-scrapping condition" and to explain what it means to "convert the ship."

40.      Please explain what it means to "hold" a ship for federal court.

         Response

         We have revised the Company's registration statement to explain what it means to "hold" a ship for federal court.

Cruise Timeshare, page 16

41. Disclose the basis of your belief that Cruise Timeshare Two, Inc. is the only company that currently markets and sells timeshares on a cruise vessel.

         Response

         We have revised the Company's registration statement to disclose the basis of the Company's belief that Cruise Timeshare Two, Inc. is the only company that currently markets and sells timeshares on a cruise vessel.

42. Please provide us with copies of the relevant portions of the Cruise Line International Association reports. In your response letter, confirm, if true, that these reports are publicly available and were not prepared in connection with the registration statement. Provide supplemental support for the claim that "cruises are the fast growing segment" of the travel industry.

         Response

         We are providing to you, on a supplemental basis, copies of the relevant portions of the Cruise Line International Association reports. These reports are publicly available at www.cruising.org (CLIA's web site) and were not prepared in connection with the registration statement.

Our Solution, page 16

43. Please provide supplemental support for the claim that the cost of a cruise timeshare vacation would be less than a comparable cruise vacation. Also provide support for the claim that the ability to receive preferences for food, beverages, and recreational services is a benefit that is not "available" with traditional commercial cruises.

         Response

         We are providing to you, on a supplemental basis, support for the relevant claims made in the registration statement.

Our Strategy, page 16

44. Please refer to the first paragraph. Please clarify the nature of the "expenses" that will be reimbursed by Cruise Timeshare Two, Inc.

         Response

         We have revised the Company's registration statement to clarify the nature of the "expenses" that will be reimbursed by Cruise Timeshare Two, Inc.

45. We note that the agreement with Cruise Timeshare Two, Inc. calls for purchase of "between one and two" cruise ships "per year." Please clarify whether the agreement requires this rate of purchase or if the purchases are at the discretion of the parties. Your disclosure elsewhere mentions plans to purchase only one ship, with no indication that the company is obligated to make further purchases. Explain the consequences under the agreement if you are financially unable to purchase another ship.

         Response

         We have revised the Company's registration statement to clarify the Company's agreement with Cruise Timeshare Two, Inc.

46. Please describe in greater detail, and with additional clarity, the duties of both companies under the agreement. Although unclear, it appears from your disclosure that your company will purchase the ships and Cruise Timeshare Two, Inc. will market the timeshares. If true, please revise to clarify.

         Response

         We have revised the Company's registration statement to describe in greater detail and clarify the duties of the Company and Cruise Timeshare Two, Inc. under their agreement.

47. We note that you intend to offer "incentive discounts" for the cruise timeshares, which appear to result in the average sale price of $3,125 to $6,615 (rather than the retail price of $6,500 to $9,500). Please explain the basis of the amount of incentive discounts that the company currently intends to offer. Explain, for example, why the company does not expect the discounts to be greater.

         Response

         We have revised the Company's registration statement to provide that the incentive discounts will be discretionary.

48. Describe in greater detail any other steps, aside from the agreement with Cruise Timeshare Two, Inc., that the company has taken with respect to its cruise timeshare business.

         Response

         We have revised the Company's registration statement to describe in greater detail the steps taken by the Company with respect to its cruise timeshare business.

Sales and Marketing, page 17

49. Provide supplemental support for the claim that there are "many similarities" between the demographics of purchasers of real estate timeshares and commercial cruise timeshares.

         Response

         We are providing to you, on a supplemental basis, support for the claim that there are "many similarities" between the demographics of purchasers of real estate timeshares and commercial cruise timeshares.

50. Please clarify how you intend to obtain the "existing lists of potential real estate timeshare purchasers and/or commercial cruise customers." Explain what you mean by the statement "our present marketing capabilities are suf5cient to produce prospective buyers;" explain the basis for this conclusion, given that you have not commenced any cruise timeshare operations.

         Response

         We have revised the Company's registration statement to clarify how the Company intends to obtain the "existing lists of potential real estate timeshare purchasers and/or commercial cruise customers." We have further revised the registration statement to indicate that it is the Company's belief that its present marketing capabilities are sufficient to produce prospective buyers.

51. We note that the cruise timeshares can be exchanged through a timeshare industry exchange program. Please state whether this program will be administered by your company and revenues are expected from this exchange.

         Response

         We have revised the Company's registration statement to state that the timeshare industry exchange program is administered by third parties and that the Company does not expect any revenues from this exchange.

Competition, page 18

52. The discussion of vacation exchange companies, along with their competitive disadvantages, is confusing. Please revise to explain more clearly how these companies compete with your company and why your company enjoys a competitive advantage. To that end, explain the "point systems" and why this system makes the cost of acquiring commercial cruises more expensive than obtaining a cruise timeshare. Explain the basis of the company's expectation that its cruise timeshares will be associated with a vacation club."

         Response

         We have revised the Company's registration statement to make the discussion of vacation exchange companies less confusing.

Other Business Opportunities, page 18

53. Please describe in greater detail each of the bullet-pointed opportunities and what the company seeks to accomplish with respect to each opportunity. Describe the current status of the company's efforts in pursuing these opportunities. Describe in greater detail the steps taken with respect to the opportunities. If the company has not yet taken any appreciable steps, disclose this fact clearly. Indicate the timetable for pursuing these opportunities; if there is no timetable, then disclose this fact clearly. Finally, your Liquidity section should explain how the pursuit of these opportunities may affect the company's financial condition and how the company intends to finance the pursuit of the stated opportunities.

         Response

         Since no significant steps have been taken with respect to the other business opportunities that the Company may explore, we have revised the Company's registration statement to remove this discussion.

Government Regulation, page 18

54. Briefly describe the applicable and significant Coast Guard regulations. Explain how they affect the company's business.

         Response

         We have revised the Company's registration statement to describe the applicable and significant Coast Guard regulations and how they affect the Company's business.

55. Please clarify what you mean by the statement that you will "generally attempt to comply with state real estate offering requirements, although the materials will not be reviewed by the states." Describe more clearly the nature of the "requirements." Do you mean that your sale personnel will voluntarily apply for real estate licenses?

         Response

         We have revised the Company's registration statement to clarify what the Company means by the statement that it will "generally attempt to comply with state real estate offering requirements, although the materials will not be reviewed by the states."

56. Please state whether your company will apply for the registration of the cruise timeshares in Florida and elsewhere. Indicate whether such registration is required for your company, not just Cruise Timeshares Two, Inc.

         Response

         We have revised the Company's registration statement to state that the Company will not apply for the registration of the cruise timeshares in Florida and elsewhere and that this registration is required just for Cruise Timeshares Two, Inc.

Legal Proceedings, page 19

57. Please discuss your lawsuit against Royal Pacific, as described in the notes to your financial statement. Provide all information required by
         Item 103 of Regulation, including the factual circumstances surrounding the litigation. Also discuss the status of the insurance claim with respect to the Rivera I; clarify what the company means by the statement that its relationship with the customer will be "re-evaluated" once the claim is complete.

         Response

         The lawsuit involved the breach of a loan made to Royal Pacific by the Company and the Company's attempt to foreclose on a mortgage on the vessel. This matter was resolved in April 2005 and neither the Company nor Royal Pacific has filed any subsequent claims against the other. With respect to the insurance claim, the Company is merely assisting Royal Pacific in obtaining the insurance proceeds owed with respect to the Rivera I. In light of the fact that the foregoing are not current legal proceedings involving the Company it is our belief that disclosure of the foregoing is not required in the legal proceedings section.

Management, page 19

58. Please disclose each position, with corresponding dates, held by Ms. Ostruszka within the past five years.

         Response

         We have revised the Company's registration statement to disclose each position, with corresponding dates, held by Ms. Ostruszka within the past five years.

59. We note Mr. Levensaler's title as "Captain." Disclose his maritime or sea-faring experience.

         Response

         We have revised the Company's registration statement to disclose the maritime or sea-faring experience of Mr. Levensaler.

60. Please refer to the discussion of Mr. Hodgkins' employment agreement. Disclose how much the compensation increases if the "predetermined milestones" are met. Provide similar disclosure for Mr. Levensaler's employment agreement as well. Discuss in the MD&A section the impact of Messrs. Hodgkins' and Levensaler's compensation.

         Response

         We have revised the Company's registration statement to disclose and discuss the compensation increases for Messrs. Hodgkins and Levensaler if certain milestones are reached.

Plan of Distribution, page 23

61. We note your reference to "donees, pledges, transferees, or other successors-in-interest" of the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 or Regulation S-B information with respect to all selling shareholders. If you are currently aware of any "donees, pledges, transferees, or other successors-in-interest" who intends to use this registration statement, they must be identified and Item 507 information must be provided. In your response letter, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone interpretations B.81 and H.3.

         Response

         We have revised the Company's registration statement to remove any references to "donees, pledges, transferees, or other successors-in-interest."

62. Please disclose the natural persons who exercise the voting and/or dispositive powers over the securities to be offered for resale by your selling stockholders that are non-reporting entities. For example, disclose the natural persons who have such powers over the shares held by Redwood Consultants, Tri-Cor, Inc., FEA, LLC, and Olympic Capital Group, Inc. Please see Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1 997 Manual of Publicly Available Telephone Interpretations.

         Response

         We have revised the Company's registration statement to disclose the natural persons who exercise the voting and/or dispositive powers over the securities to be offered for resale by your selling stockholders that are non-reporting entities.

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

63. In your response letter, please indicate whether any of the selling shareholders is a broker-dealer or affiliate, as defined by Rule 405 of Regulation C, of a broker-dealer.

         Response

         None of the selling shareholders is a broker-dealer or affiliate, as defined by Rule 405 of Regulation C, of a broker-dealer.

Available Information, page 26

64. Please revise to set forth the SEC's new address: 100 F Street, NE, Washington, DC 20549.

         Response

         We have revised the Company's registration statement to set forth the SEC's new address.

Consent of Independent Registered Public Accounting Firm

65. Please revise to include a consent for the review report on page F-15, dated August 30, 2005.

         Response

         We have revised the Company's registration statement to include a consent for the review report dated November 30, 2005.

Financial Statements-December 31, 2004

Note A-Organization and Operations and Going Concern, page F-6 and Note G-Capital Transactions, page F-10 and Note I-Business Combinations, page F-11

66. We note that you had no significant business operations prior to your acquisition of Sophiex Ship Management, Inc. on September 1, 2004 and the acquisition of Sophlex was effected through an exchange of your common stock for all of the outstanding stock of Sophiex. Considering these factors, it appears the transaction may be a reverse acquisition. Please address the following:

         o tell us how you determined that Marine Growth Ventures was the acquiring entity using the guidance in paragraphs 15-19ofFAS 141;

         o if you determine that Sopblex is the acquiring entity, you should account for the transaction as a reverse acquisition and revise the financial statements of the registrant to include the operations of Sophlex for all period a presented; and

         o if you continue to believe that Marine Growth Ventures is the accounting acquirer, please provide the audited financial statements of Sophiex for the periods required by Item3lO(c) of Regulation S-B.

         Response

         The Company entered into a stock exchange agreement whereby it acquired all of the outstanding stock of Sophlex. At the time of the acquisition both the Company and Sophlex were private companies thus they are not subject to Item 310(c) of Regulation S-B. The Company is considered both the legal and accounting acquirer as the Company retained control of more than 50% of the merged entity. With the merger, the Company's stockholders retained 53% of the issued stock, while the founder and sole shareholder of Sophlex at the time of the acquisition recieved 47% of the issued stock. It should be noted that at the time of acquisition, Sophlex had only one customer. In June of 2005, the sole customer's ship was detroyed by a fire, thus ending ship management fees for Sophlex. Sophlex has continued to aid the customer in the pursuit of its insurance claim, however, once that is complete there will be no further income from this customer. Additionally, the consolidated entity will be changing focus from this area to the timeshare cruise industry.

Note B -- Summary of Significant Accounting Policies, pages F-6 to F-8

67. Refer to Note B(9) and (10) on pages F-7 and F-8. We note on pages 14 and F-22 that Sophiex only had one contract for crew and ship management services business. Tell us how you evaluated this contractual arrangement and any other customer relationships in assessing whether you should record an intangible asset for management contracts or customer agreements in allocating the cost of the acquisition. See paragraph 39 of SFAS 141 for guidance.

         Response

         We have been advised by the Company that the purchase of Sophlex by the Company was not based upon customer contracts, but based on acquiring an employee. Accordingly, the customer contract had no value to the Company and therefore the entire purchase price in excess of assets acquired was allocated to goodwill.

Note F -- Related Party Transaction, page F-9

68. Refer to the description of debt forgiveness by a majority owner in Note F(3). Please revise your financial statements to reclassify the forgiveness of debt as a capital contribution from the majority owner. Refer to footnote I iii APB 26.

         Response

         We have revised the financial statements included in the Company's registration statement to reclassify the debt forgiveness to additional paid in capital.

Note K -- Subsequent Events, pages F-12_and F-13

69. Please revise Note K(l) to quantify the amount of additional advances made subsequent to year end, if material. Also revise Note 5 on page F-21 accordingly.

         Response

         We have revised Note K(l) to the financial statements included in the Company's registration statement to quantify the amount of additional advances made subsequent to year end.

70. Please revise Note K(3) to disclose the current status of the offering, including the amount of equity raised in the offering.

         Response

         We have revised Note K(3) to the financial statements included in the Company's registration statement to disclose the current status of the offering, including the amount of equity raised in the offering.

71. Please disclose the terms of the secured convertible notes, including the conversion rate, the interest rate and maturity of the notes, if the terms have been agreed upon as of the date of the term sheet on April 28, 2005. Also revise Note 9 on page F-22 accordingly.

         Response

         We have revised Note 9 to the financial statements included in the Company's registration statement to disclose the termination of the term sheet.

Financial Statement -- June30. 2005

Note 2 -- Summary of Significant Accounting Policies, pages F-19 and F-20

72. Disclose the nature of the items included in the line labeled "Deposits" on the balance sheet. Also disclose your accounting policy for Deposits.

         Response

         We have revised the financial statements included in the Company's registration statement to list out deposit items on the balance sheet and note 2(d) was added to disclose the accounting policy regarding deposits.

Note 10- Subsequent Events, page F-22

73. We also note on page F-22 that you are no longer providing services to your only customer subsequent to the ship fire in June 2005. Tell us how you determined that the loss of this customer did not trigger an impairment loss pursuant to the guidance in paragraph 17 of FAS 142.

         Response

         It is the Company's belief that the fire did trigger an impairment loss and we have revised the financial statements included in the Company's registration statement to add note 2(H) to the financial statement discussing this loss.

Undertakings, page 5

74. Please delete the undertaking relating to Rule 430A; your offering is not relying on such rule.

         Response

         We have revised the Company's registration statement to delete the undertaking relating to Rule 430A.

Signatures, page 5

75. Please identify the persons signing as the principal accounting officer (or controller), principal financial officer, and principal executive officer.

         Response

         We have revised the Company's registration statement to identify the persons signing as the principal accounting officer (or controller), principal financial officer, and principal executive officer.

                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                   Sincerely,

                                   /s/  Yoel Goldfeder

                                   Yoel Goldfeder






















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